Exhibit 99.9

CONSENT OF DUFF & PHELPS

Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”) hereby consents to (i) the filing of our fairness opinion dated December 19, 2021 (the “Opinion”) to the Special Committee of the Board of Directors of Ackrell SPAC Partners I Co. (“Ackrell”) as Annex G to this Registration Statement on Form S-4, (ii) the references therein to Duff & Phelps and (iii) the inclusion therein of (a) the summaries of and excerpts from the Opinion, (b) the description of certain financial analyses underlying the Opinion and (c) certain terms of our engagement by the Special Committee of the Board of Directors of Ackrell. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Duff & Phelps, A Kroll Business

/s/ David Lee
Name: David Lee
Title: Managing Director

Kroll, LLC

February 15, 2022